Exhibit 4.4.3

SCHLUMBERGER DISCOUNTED STOCK PURCHASE PLAN

(As Amended and Restated January 21, 1998)

Second Amendment

Schlumberger Limited, a Netherlands Antilles corporation, having heretofore adopted the Schlumberger Discounted Stock Purchase Plan, as amended and restated January 21, 1998; as amended by the First Amendment thereto effective January 19, 2000, and having reserved the right under Section 21 thereof to amend the Plan, does hereby amend the Plan, effective January 17, 2002, as follows:

The second paragraph of Section 4 of the Plan is hereby amended by adding the following paragraph to the end thereof to read as follows:

“Notwithstanding the provisions of subparagraph (ii) above, where required by applicable law (as determined by the Committee), Employees employed in the countries specified from time to time by the Committee who are customarily employed by the Company less than twenty (20) hours per week may participate in the Plan where required by law, subject to any restrictions established by the Committee.”